07046917

This Form CB contains 11 pages, including all exhibits and attachments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

APL ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

APL (Advanced Production & Loading) PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Knut Ruhaven Sæthre
APL ASA
Vikaveien 85
N-4816 Kolbjørnsvik
Norway
+47 4529 7000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to a further extension of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 8, 2007.

(b) Not applicable

Item 2. Informational Legends

The attached exhibits contain appropriate informational legends.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by APL (Advanced Production & Loading) PLC. with the Commission on February 28, 2007.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.1*	Offer document dated February 26, 2007 and published on February 27, 2007, relating to the exchange offer by APL (Advanced Production & Loading) PLC for all issued and outstanding ordinary shares of APL ASA. The exchange offer period is from and including February 27, 2007, to and including March 7, 2007.
1.2*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on February 27, 2007.
1.3*	Exchange offer announcement and description disseminated through the Oslo Stock Exchange on February 27, 2007.
2.1**	Independent statement regarding the voluntary offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 5, 2007.
3.1***	Press release by APL (Advanced Production & Loading) PLC and APL ASA reminding APL ASA shareholders about the imminent expiry of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 7, 2007.
3.2***	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to the extension of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 7, 2007.
4.1	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to a further extension of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 8, 2007.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated February 28, 2007.

** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 6, 2007.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 8, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APL (Advanced Production & Loading) PLC

By: ______________________

Name: Knut Rahaven Sæthre
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: MARCH 9, 2007

EXHIBIT 4.1

Press Release – Further Extension of Offer Period

APL, APLC – EXTENSION OF OFFER PERIOD

APL PLC has per 8 March at 16:00 hours received acceptances for approximately 38 million APL ASA Shares, equalling approximately 88 % of the total share capital in APL ASA. Please note that this number of acceptances may be altered due to possible corrections and changes following registration with the VPS.

Several new APL ASA Shareholders have accepted the Exchange Offer during the course of today. The expiry of the Offer Period is today 8 March at 16:30 hrs Norwegian time. In order to allow for late acceptances of the Exchange Offer, APL PLC has decided to **extend the Offer Period till 9 March at 16:30** pursuant to section 4.5 and, ref. section 4.10, of the Document. As a consequence of the extension of the Offer Period, Settlement and delivery of the APL PLC Shares by way of registration of the APL PLC consideration shares as indicated in the Document will be delayed by one business day. The first day of trading of the APL PLC Shares on Oslo Børs will be delayed accordingly, and is expected to take place on 19 March 2007.

For those shareholders who have not reviewed or accepted the Exchange Offer, the Document and Acceptance Form is available at **www.apl.no** and **www.first.no**.

This announcement is issued in connection with the Exchange Offer to acquire all of the issued and outstanding APL ASA Shares, and should be read and construed in conjunction with the combined prospectus and offer document dated 26 February 2007 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 8 March 2007
APL ASA
APL (Advanced Production & Loading) PLC

For further information, please contact:
Carl K. Arnet, CEO, APL ASA and APL PLC, +47 907 56 570
Knut R. Sæthre, CFO, APL ASA and APL PLC, +47 911 17 876

Or visit: www.apl.no

****

IMPORTANT INFORMATION

*The APL PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "**U.S. Securities Act**") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The APL PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which APL ASA ordinary shares will be exchanged for APL PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since APL PLC and APL ASA are located in Cyprus and Norway,

respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that APL PLC or its affiliates may purchase securities of APL ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

ATTACHMENT II(3)

Signed Power of Attorney

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "**Grantor**") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** of Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To approve any necessary or appropriate amendments and supplements to the draft joint prospectus and offer document and the public announcement, provided that such amendment is not material.
2. To sign, seal and deliver or otherwise execute and enter into and register any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, such as the form CB and the form F-X.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrøm
Director

Synne Syrrist
Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "Grantor") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** of Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To negotiate and agree in his sole absolute discretion the terms and conditions of and to sign, seal and deliver or otherwise execute and enter into and register (if required):
   - (i) Terms of engagement with Swedbank Markets and Fearnley Fonds ASA respectively as arrangers and underwriters for a bond issue by the Company.
   - (ii) The term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer;
   - (iii) Any required documents with respect to the issue of a MNOK 500 bond loan on, in all materiality, the terms and conditions as set out in the term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer.

   together the "Documents".
2. To nominate and appoint one or more substitutes under him and delegate to such substitute any or all of the powers aforesaid and the same at will to revoke.
3. To do any and all acts and things of whatsoever nature and description as the Attorney may in his sole absolute discretion consider appropriate, necessary or desirable in connection with the Documents.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

SS

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrom
Director

Synne Syrrist
Director

END

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